UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Bare Escentuals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

067511105

(CUSIP Number)

JH Partners, LLC

451 Jackson Street

San Francisco, California 94111

(415) 364-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067511105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JH Partners, LLC (IRS ID # 04-3727195)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 156,754 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 156,754 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 156,754 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)                                  Based on 89,428,093 shares of Common Stock of Bare Escentuals, Inc. outstanding as of October 4, 2006, as reported by Bare Escentuals, Inc. in its Prospectus filed with the Securities and Exchange Commission on September 29, 2006.

CUSIP No. 067511105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JH MDB Investors, L.P. (IRS ID # 20-1077440)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,249,796 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 15,249,796 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,249,796 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.1%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)                                  Based on 89,428,093 shares of Common Stock of Bare Escentuals, Inc. outstanding as of October 4, 2006, as reported by Bare Escentuals, Inc. in its Prospectus filed with the Securities and Exchange Commission on September 29, 2006.

CUSIP No. 067511105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JH Capital Partners IV, LP (IRS ID # 20-5600265)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 80,272 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 80,272 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,272 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)                                  Based on 89,428,093 shares of Common Stock of Bare Escentuals, Inc. outstanding as of October 4, 2006, as reported by Bare Escentuals, Inc. in its Prospectus filed with the Securities and Exchange Commission on September 29, 2006.

Item 1.	Security and Issuer

This Statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Bare Escentuals, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 71 Stevenson Street, 22nd Floor, San Francisco, CA 94105.

Item 2.	Identity and Background

(a)         This Statement is being filed by JH Partners, LLC, a Delaware limited liability company (“JHP”), JH MDB Investors, L.P., a Delaware limited partnership (“JH MDB”) and JH Capital Partners IV, LP, a California limited partnership (“JHCP IV”, together with JHP and JH MDB, the “Reporting Persons”). The Reporting Persons are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

John C. Hansen is President of JHP, and Mr. Hansen and Michael J. John hold voting membership interests in JHP. James G. Williamson is the Chief Financial Officer of JHP.
The General Partner of JH MDB is JHMD Beauty, GP, LLC, and Mr. Hansen is the Manager, and Mr. Hansen and Mr. John hold the voting membership interests in JHMD Beauty, GP, LLC.
The General Partner of JHCP IV is Williamson GP, Inc. Mr. Williamson is the President and sole director of Williamson GP, Inc.
(b) The address of the principal office of Mr. Williamson, Mr. Hansen, Mr. John and each Reporting Person is 451 Jackson Street, San Francisco, CA 94111.

(c)           The principal business of each of JHP, JH MDB and JHCP IV is investment advising, making investments and managing assets.  Mr. Hansen’s principal occupation is as President of JHP and Mr. John’s principal occupation is as senior partner of JHP.  Mr. Williamson’s principal occupation is as Chief Financial Officer of JHP.

Mr. Hansen and Mr. John also serve as members of the Issuer’s Board of Directors.  They were initially elected to the Board as designees of JHP and JH MDB pursuant to the Stockholders Agreement dated June 10, 2004, as amended to date.  However, upon the consummation of the initial public offering (“IPO”), the provisions in the Stockholders Agreement giving certain stockholders the right to designate directors to the Issuer’s board of directors terminated.  Mr. John is a member of Class II of Board of Directors, and his term ends at the annual meeting of stockholders to be held in 2008.  Mr. Hansen is a member of Class III of the Board of Directors, and his term ends at the annual meeting of stockholders to be held in 2009.

(d)        During the last five years, none of the Reporting Persons, Mr. Hansen, Mr. John nor Mr. Williamson has been convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, Mr. Hansen, Mr. John nor Mr. Williamson has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hansen and Mr. John are United States citizens. Mr. Williamson is a Resident Alien of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the Issuer's June 2004 recapitalization, the limited partners of JH MDB contributed shares of common stock and Series A preferred stock of the Issuer's predecessor to JH MDB in exchange for limited partnership interests in JH MDB, and JH MDB then received 12,588,376 shares of Common Stock in exchange for the shares of the Issuer's predecessor in the June 2004 recapitalization. JH MDB also purchased 9,714,798 shares for $17.4 million in cash.  The funds used by JH MDB were from capital contributions from its limited partners. On September 2, 2006, JH MDB distributed 7,053,378 shares of Common Stock to one of its limited partners.

On December 13, 2005, the Issuer issued JHP 54,732 shares of Common Stock, valued at approximately $0.4 million, as compensation for services provided by it in connection with the October 2005 recapitalization pursuant to the terms of a management agreement entered into between the Issuer and JHP.

On June 21, 2006, the Issuer issued JHP 102,222 shares of Common Stock, valued at approximately $1.1 million, as compensation for services provided by it in connection with the June 2006 recapitalization pursuant to the management agreement between the Issuer and JHP.  Upon the consummation of the IPO, the management agreement has been terminated.

On October 4, 2006, JHCP IV acquired 80,272 shares of Common Stock at the initial public offering price of $22.00 for a total purchase price of $1,765,984.  The funds used by JHCP IV were from capital contributions of its general and limited partners.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes.  The Reporting Persons evaluate their investment in the shares of Common Stock on a continuing basis.  The Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  JHP, JH MDB, Mr. Hansen and Mr. John may, however, after the expiration or waiver of the lockup agreements they have entered into the with the underwriters in connection with the Issuer’s initial public offering, from time to time in their discretion, review or reconsider their position with respect to the shares of Common Stock and any such matters.  JHCP IV and Mr. Williamson at any time and from time to time in their discretion, may review or reconsider their position with respect to the shares of Common Stock and any such matters. The Reporting Persons retain the right to (a) change their investment intent, (b) make further acquisitions of shares of Common Stock from one or more sellers in the open market or otherwise, (c) dispose of all or a portion of the Shares in the open market or otherwise, (d) acquire or dispose of beneficial ownership of other securities of the Issuer, (e) review the performance of the Issuer with the Issuer’s management and/or the board of directors, (f) communicate with other stockholders of the Issuer, and/or (g) take any other action with respect to the Issuer, its stockholders or any of the Issuer’s debt or equity securities, including, but not limited to, the shares, in any manner permitted by law.

The Reporting Persons do not intend, either alone or in concert with another person, to exercise control of the Issuer.
Item 5.	Interest in Securities of the Issuer

(a)-(b) JHP has the sole voting and dispositive power with respect to 157,754 shares of Common Stock, approximately 0.2% of the issued and outstanding shares of Common Stock, based on 89,428,093 shares of Common Stock outstanding as of October 4, 2006, as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission on September 29, 2006.

JH MDB has the sole voting and dispositive power with respect to 15,249,796 shares of Common Stock, approximately 17.1% of the issued and outstanding shares of Common Stock, based on 89,428,093 shares of Common Stock outstanding as of October 4, 2006, as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission on September 29, 2006.

JHCP IV has the sole voting and dispositive power with respect to 80,272 shares of Common Stock, approximately 0.1% of the issued and outstanding shares of Common Stock, based on 89,428,093 shares of Common Stock outstanding as of October 4, 2006, as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission on September 29, 2006.

(c) Since August 16, 2006, the following transactions occurred in the Common Stock:

On September 2, 2006, JH MDB distributed 7,053,378 shares of Common Stock to one of its limited partners.

On October 4, 2006, JHCP IV acquired 80,272 shares of Common Stock at the initial public offering price of $22.00 for a total purchase price of $1,765,984 from the underwriters in the Issuer’s initial public offering pursuant to the Issuer’s directed share program.

(d) No other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares of Common Stock.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer has entered into a Stockholders Agreement with JHP and JH MDB, which is referenced as Exhibits 2, 3 and 4 that provides that the funds affiliated with JHP have the right to require the Issuer to file a registration statement on up to three occasions covering the public offering of the Common Stock owned by them at any time after the expiration or waiver of the lockup agreements they have entered into with the underwriters in connection with the IPO.

Except for the Joint Filing Agreement, attached hereto as Exhibit 1, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement.
Exhibit 2

Stockholders Agreement among the Issuer and certain investors set forth therein, dated June 10, 2004 (Incorporated by reference to the Issuer’s registration statement on Form S-1 filed on June 30, 2006).

Exhibit 3

First Amendment to the Stockholders Agreement among the Issuer and certain investors set forth therein, dated December 21, 2004 (Incorporated by reference to the Issuer’s registration statement on Form S-1 filed on June 30, 2006).

Exhibit 4

Second Amendment to the Stockholders Agreement among the Issuer and certain investors set forth therein, dated June 28, 2006 (Incorporated by reference to the Issuer’s registration statement on Form S-1 filed on June 30, 2006).

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2006	JH PARTNERS, LLC, a Delaware limited liability company

/s/ John C. Hansen
	Name:	John C. Hansen
	Its:	President

JH MDB INVESTORS, L.P., a Delaware limited partnership

By: JHMD Beauty, GP, LLC
Its: General Partner

/s/ John C. Hansen
	Name:	John C. Hansen
	Its:	Manager

JH CAPITAL PARTNERS IV, LP, a California limited partnership

By: Williamson GP, Inc.
Its: General Partner

/s/ James G. Williamson
Name:	James G. Williamson
Its:	President

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement.
Exhibit 2

Stockholders Agreement among the Issuer and certain investors set forth therein, dated June 10, 2004 (Incorporated by reference to the Issuer’s registration statement on Form S-1 filed on June 30, 2006).

Exhibit 3

First Amendment to the Stockholders Agreement among the Issuer and certain investors set forth therein, dated December 21, 2004 (Incorporated by reference to the Issuer’s registration statement on Form S-1 filed on June 30, 2006).

Exhibit 4

Second Amendment to the Stockholders Agreement among the Issuer and certain investors set forth therein, dated June 28, 2006 (Incorporated by reference to the Issuer’s registration statement on Form S-1 filed on June 30, 2006).